ACCELERATED ACQUISITIONS II, INC.
122 Ocean Park Boulevard, Suite 307
Santa Monica, CA 90405
Tel: (310) 396-1691

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about June 11, 2009 to the holders of record at the close of business June 4, 2009 (the “Record Date”) of common stock, par value $0.0001 per share (“Common Stock”) of Accelerated Acquisitions, Inc.., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by certain stock purchases, dated as of June 5, 2009 , by and among the Company, and Robert M. Dunn and Ronald C. Redd (collectively “Purchasers”). The transactions  were consummated on June 5, 2009 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

Copy of the Subscription Agreements and related documentation was filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K on June 9, 2009.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On June 5, 2009, Robert M. Dunn and Ronald C. Redd (“Purchasers”) each agreed to acquire 10,250,000 shares of the Company’s common stock par value $0.0001 (20,500,000 shares in the aggregate) for a price of $0.0001 per share.  At the same time, Accelerated Venture Partners, LLC agreed to tender 2,000,000 of their 5,000,000 shares of the Company’s common stock par value $0.0001 for cancellation.  Following these transactions, each of Messrs. Dunn and Rudd owned 43.64% of the Company’s 23,500,000 issued and outstanding shares of common stock par value $0.0001 and the interest of Accelerated Venture Partners, LLC was reduced to approximately 12.8% of the total issued and outstanding shares.  Simultaneously with the share purchase, Timothy Neher resigned from the Company’s Board of Directors and Messrs. Dunn and Redd were simultaneously appointed to the Company’s Board of Directors.  Such action represents a change of control of the Company.

Upon the signing of the Subscription Agreements, Timothy Neher, the sole member of the Board of Directors submitted his resignation and appointed Robert M. Dunn and Ronald C. Redd as successor directors of the Company. The resignation of Timothy Neher will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company and the filing of same with the Securities and Exchange Commission (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Stock Purchase Agreement by:

•
each shareholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the closing of the transactions contemplated by the Subscription Agreements;

•	each current director and each person that will become a director following the closing of the stock purchase transaction described above;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the stock purchase transaction.

Unless otherwise specified, the address of each of the persons set forth below is in care of Remuda Investment Corporation, 1330 Post Oak Blvd., Suite 1600, Houston, TX 77056.

	Before Closing of the Stock Purchase Agreement (2)		After Closing of the Stock Purchase Agreement (3)
Name, Position and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock
Accelerated Venture Partners, LLC.	5,000,000	100.00	3,000,000	12.76
1840 Gateway Drive, Suite 200 Foster City, CA 94404

Timothy Neher, (2) Director, President, Secretary, Treasurer 1840 Gateway Drive, Suite 200 Foster City, CA 94404	5,000,0000	100.00	3,000,000	12.76

Robert M. Dunn, Director, President and Secretary	0	*	10,250,000	43.61

Ronald C. Redd, Director and Treasurer	0	*	10,250,000	43.61

All officers and directors as a group (2 persons named above)	0	*	20,500,000	87.23%

* less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)
A total of 5,000,000 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3)	Based on 23,500,000 shares of the Company’s Common Stock that are outstanding after the consummation of the Stock Purchase Agreement.

(4)	Timothy Neher is the managing member of Accelerated Venture Partners, LLC

CHANGES TO THE BOARD OF DIRECTORS

Upon the sale of shares to the Purchasers, the sole member of the Board of Directors, Timothy Neher, submitted his resignation and appointed Robert M. Dunn and Ronald C. Redd to the Board of Directors of the Company.  The appointment of Messrs. Dunn and Redd was with immediate effect. The resignation of Timothy Neher will become effective on the Effective Date.

To the best of the Company’s knowledge, the incoming directors are not currently a director of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

The name of the current officer and director of the Company and the incoming director and officer, as well as certain information about them are set forth below:

Name	Age	Position

Timothy Neher (1)	43	Director, President, Treasurer and Secretary
Robert M. Dunn (2)	58	Director, President and Secretary
Ronald C. Redd (2)	67	Director, Treasurer

(1)
Mr. Neher’s resignation as a Director will become effective on the Effective Date.  His resignation from all offices of the Company held by him became effective at the Closing of the stock purchases by the Purchasers.

(2)	Messrs. Dunn and Redd’s appointments as Directors and their appointments as President, Secretary and Treasurer, respectively, was effective as of the stock purchases by the Purchasers.

Timothy J. Neher, was the President, Secretary, Treasurer and sole director of the Company since its founding in February 2008. He is the former Chief Executive Officer of Wherify Wireless, Inc., a California corporation (“Wherify”), having founded the company in 1998. Previously, he had more than a decade of experience developing and marketing new consumer products. He served as Chief Executive Officer of Wherify from 1998 to July 2005. He served as Chief Executive Officer and a Director of Wherify from July 2005 until February 2007 and as Chairman of the Board until November 2007. Prior to launching Wherify, Mr. Neher served as the Vice President of Marketing and Sales for CTH Consumer Plastic, Inc. where he worked from 1992 to 1998. From 1988 to 1992, Mr. Neher was Vice President of Operations for Windy City Product Development.  Mr. Neher is also the President, Secretary and sole director of Accelerated Acquisitions I, Inc., Accelerated Acquisitions III, Inc., Accelerated Acquisitions IV, Inc. and Accelerated Acquisitions V, Inc.   Mr. Neher does not have an employment agreement with the Company.

Robert M. Dunn became President, Secretary and a director of the Company in June 2009.  He is Executive Officer of Remuda Investment Corporation.  Prior to Remuda, Mr. Dunn was President of Oxford Funding Corporation, a mortgage acquisition/resolution company; and for thirteen years was the President of San Felipe Companies, a commercial real estate brokerage and mortgage lending company. In addition, San Felipe also engaged in the sale of mortgage portfolios, as well as individual promissory notes typically secured by real estate. Prior to that he was a Senior Vice President of Oxford Funding Corporation where his responsibilities included sales activities for this secondary mortgage market. During twenty-one months with the company, Mr. Dunn participated in approximately $750 million in transactions and managed an in-house sales staff of up to twelve full-time sales professionals. He was licensed as a Certified Public Accountant in 1976, obtained his real estate broker’s license by the Texas Real Estate Commission in 1989 and his Mortgage Broker’s license by the Texas Savings and Loan Department in the year 2000. Mr. Dunn received his BBA in Finance from the University of Texas at Austin and his MS in Accountancy from the University of Houston.

Ronald C. Redd became Treasurer and a director of the Company in June 2009.  He is Executive Officer of Remuda Investment Corporation.  Prior to Remuda, Mr. Redd was CEO of Oxford Funding Corporation, a mortgage acquisition/resolution company; and for eleven years was the principal and President of Huntington Financial Corporation. The company originated both commercial and residential mortgage loans and was engaged in the sale of mortgage portfolios and individual promissory notes secured by real estate; real estate development; new construction and rehabilitation of primarily single family homes purchased at a discount. Prior to that he was a Senior Vice President of Oxford Funding Corporation and had the responsibility for this secondary mortgage marketing company's portfolio acquisitions. Mr. Redd was promoted to President in January 1992.  During his two years with the company, the firm purchased and marketed approximately $750 million in various loan portfolios. Mr. Redd was specifically charged with due diligence, formulating bid prices and closings. Mr. Redd has received his Real Estate Brokers License from the Texas Real Estate Commission and his Mortgage Brokers License from the Texas Savings and Loan Department. Mr. Redd has a BS in Business Administration and Economics from Stephen F. Austin State University.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the stock purchase transaction described above, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

Since the end of its fiscal year on December 31, 2008, the Board of Directors have not met for either a regularly scheduled or special meeting but has acted by written consent twice.

The Board of Directors does not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation awarded to, earned by or paid to the Company’s named executive officers for the fiscal year ended 2008 including all individuals that served as the Company’s principal executive officer or acting in a similar capacity and the only other executive officer whose compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)

Timothy Neher – President, Treasurer and Secretary	2008	0	0	0

Upon the closing of the stock purchase transaction on June 5, 2009, Timothy Neher tendered his resignation to the Company from all offices held by her effective on the Effective Date. On the Effective Date, Robert M. Dunn will become the President and Secretary of the Company and Ronald C. Redd will become Treasurer of the Company.  Neither os Messrs Dunn and Redd will not be receiving any compensation from the Company.

Compensation of Directors

Directors of the Company may be reimbursed for any out-of-pocket expenses incurred by them for each regular or special meeting attendance. The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

The Company adopted a Stock Option Plan on June 5, 2009.  No stock options or any other rights have been awarded under said plan as of this date.

Employment Agreements

No person has entered into any employment or similar agreement with the Company. It is not anticipated that the Company will enter into any employment or similar agreement unless in conjunction with or following completion of a business combination.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company since its fiscal year ended December 31, 2008, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the sale of shares pursuant to the Subscription Agreements or any other action contemplated hereby.   No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

The Board of Directors

June 5, 2009.